May 5, 2020

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Lopez

Re:	SG Blocks, Inc.
Registration Statement on Form S-1 (as amended)
File No: 333-237682

Dear Ms. Lopez:

SG Blocks, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-237682), to become effective on Wednesday, May 6, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes Leslie Marlow and/or Patrick Egan of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SG Blocks, Inc.

By:	/s/ Paul Galvin
	Name:	Paul Galvin
	Title:	Chief Executive Officer

cc:   Leslie Marlow, Gracin & Marlow, LLP

Patrick J. Egan, Gracin & Marlow, LLP